                                                                    EXHIBIT 99.1

Yuval Ruhama
CFO
Metalink Ltd.
Tel: 972-9-9605555
Fax: 972-9-9605544
Yuvalr@MTLK.com

                      METALINK TO SELL ITS WLAN BUSINESS TO
                         LANTIQ FOR UP TO $16.9 MILLION

YAKUM, ISRAEL, January 5, 2010 - Metalink Ltd. (NASDAQ: MTLK) today announced that it has entered into a definitive asset purchase agreement to sell its wireless local area network (WLAN) business to Lantiq, a newly-formed fabless semiconductor company funded by Golden Gate Capital.

In consideration of the acquired business, Lantiq will pay Metalink up to $16.9 million in cash as follows:

     o    $8.9 million, of which $5.7 million will be paid concurrently with the closing, up to $1.2 million (subject to downward adjustments) to be paid on March 31, 2010; and $2.0 million to be paid in four installments throughout the year 2010; and

     o    Earn-out payments of up to an aggregate $8.0 million, contingent upon the acquired business's achievement of specified performance targets through March 2012.

The transaction is expected to close in the coming weeks and is subject to customary closing conditions, including regulatory approvals.

Metalink also reported today that it has entered into an amendment to its loan agreement with an institutional investor, under which the repayment of the
$4,312,500 originally due upon the closing of the Lantiq transaction will be reduced to $4,100,000 and repaid in four installments: $3,750,000 at closing and the remainder in three installments by March 31, 2011.

Following the closing of the transaction, Metalink intends to utilize its improved balance sheet and the potentially significant cash flow from the earn-out payments to explore opportunities synergetic with the Company's expertise and industry relationships.

Mr. Yuval Ruhama, Metalink's Chief Financial Officer, is expected to leave the
Company concurrently with the closing, but will continue serving the Company as a consultant through the end of 2010.

"We are pleased that the strategic process we initiated last year has, despite our difficult financial situation and during an extremely challenging general market conditions, produced a transaction that is in the best interests of
Metalink and its shareholders, as well as its employees and customers,"
commented Tzvika Shukhman, Metalink's Chief Executive Officer.

"I would like to take this opportunity to thank the talented Metalink team members that will be joining Lantiq. I would also like to extend a special thank you to Yuval Ruhama, our departing CFO, for his long term dedication and contribution to the company," concluded Mr. Shukhman.

Additional details regarding the Lantiq transaction and the amendment to the loan agreement will be included in the Company's 6-K Report to be filed by
Metalink with the Securities and Exchange Commission (SEC) in due course.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a fabless semiconductor Company engaged in the research, development and sale of wireless local area network (WLAN) chipsets, and in the sale of high performance broadband access chip sets or digital subscriber line (DSL) used by telecommunications and networking equipment manufacturers.

Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products change the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams.

Further information is available at http://www.MTLK.com

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss the expected closing of the sale of WLAN business or the potential cash flow from the Earn-out payments thereunder, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to:
in light of our cash status, our inability to raise additional funds or enter into other strategic transactions on a timely basis may lead us to insolvency;
our inability to regain compliance with NASDAQ'S requirements for continued
listing; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the SEC, including Metalink's Annual Report in Form
F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.